UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gridsum Holding Inc.
(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

398132100
(CUSIP Number)

ZHANG Qian

Unit 1602, Cheung Kong Center

2 Queen's Road, Central

Hong Kong, 999077

People’s Republic of China

(86) 159 0152 7338

With a Copy to:

Steven Liu, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Suite 2101, Building C, Yintai Center
#2 Jianguomenwai Ave., Chaoyang District
Beijing 100022 P.R. China
(86-10) 5680 3999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100	13D	Page 2 of 10 Pages

1

NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of a convertible note held directly by FutureX Innovation SPC.
(2)	Based on 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and 26,280,977 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) stated as being outstanding as of February 28, 2018 in the Convertible Note Purchase Agreement dated April 30, 2018 by and between FutureX Innovation SPC and Gridsum Holding Inc. (the “Note Purchase Agreement”), and assuming all Class A Ordinary Shares are converted into the same number of Class B Ordinary Shares.

CUSIP No. 398132100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of a convertible note held directly by FutureX Innovation SPC.
(2)	Based on 4,543,461 Class A Ordinary Shares and 26,280,977 Class B Ordinary Shares stated as being outstanding as of February 28, 2018 in the Note Purchase Agreement, and assuming all Class A Ordinary Shares are converted into the same number of Class B Ordinary Shares.

CUSIP No. 398132100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of a convertible note held directly by FutureX Innovation SPC.
(2)	Based on 4,543,461 Class A Ordinary Shares and 26,280,977 Class B Ordinary Shares stated as being outstanding as of February 28, 2018 in the Note Purchase Agreement, and assuming all Class A Ordinary Shares are converted into the same number of Class B Ordinary Shares.

CUSIP No. 398132100	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ZHANG Qian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a conversion price of $6.50 per share upon the conversion of a convertible note held directly by FutureX Innovation SPC.
(2)	Based on 4,543,461 Class A Ordinary Shares and 26,280,977 Class B Ordinary Shares stated as being outstanding as of February 28, 2018 in the Note Purchase Agreement, and assuming all Class A Ordinary Shares are converted into the same number of Class B Ordinary Shares.

CUSIP No. 398132100	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RONG Yuqian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a conversion price of $6.50 per share upon the conversion of a convertible note held directly by FutureX Innovation SPC.
(2)	Based on 4,543,461 Class A Ordinary Shares and 26,280,977 Class B Ordinary Shares stated as being outstanding as of February 28, 2018 in the Note Purchase Agreement, and assuming all Class A Ordinary Shares are converted into the same number of Class B Ordinary Shares.

CUSIP No. 398132100	13D	Page 7 of 10 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Class B Ordinary Shares of Gridsum Holding Inc., a Cayman Islands company (the “Issuer”). The principal executive office of the Issuer is at Jade Palace Hotel Office Building, 8th Floor, 76 Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

FutureX Innovation SPC, an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands, on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios (“Future X”), owns a $40,000,000 convertible note of the Issuer (the “Note”). The Note may be converted in whole or in part into the Class B Ordinary Shares at any time and from time to time at election of FutureX, at an initial conversion price of $6.50 per share (representing an initial conversion rate of 15,384.62 Class B Ordinary Shares per $100,000 principal amount of the Note), subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events.

Item 2.	Identity and Background.

(a)       This statement is being filed by FutureX, FutureX Capital Limited (“FutureX Capital”), FutureX Asset Management Limited (“FutureX Management”), ZHANG Qian and RONG Yuqian. FutureX, FutureX Capital, FutureX Management, ZHANG Qian and RONG Yuqian collectively are referred to as the “Reporting Persons”.

(b)       The address of the principal business office of the Reporting Persons is Unit 1602, Cheung Kong Center, 2 Queen's Road, Central, Hong Kong, P.R.China.

(c)       The principal business of FutureX is to hold and dispose of equity and equity-related investments, principally in technology, software and artificial intelligence companies.  FutureX Capital is the sole management shareholder of Future X and the sole shareholder of FutureX Management.  FutureX Management acts as the investment manager of FutureX.  ZHANG Qian is a director of FutureX, and a director and the sole shareholder of FutureX Capital. RONG Yuqian is a director of FutureX Capital and the sole director of FutureX Management.

(d)       During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       FutureX is an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands. Each of FutureX Capital and FutureX Management is an exempted company with limited liability incorporated in the Cayman Islands. Each of ZHANG Qian and RONG Yuqian is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Note was capital contributed by the shareholders of FutureX’s segregated portfolio New Technology Fund II SP.

The disclosures under Item 6 are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Note for investment purposes.

CUSIP No. 398132100	13D	Page 8 of 10 Pages

On May 8, 2018, FutureX Capital submitted to the Issuer a preliminary non-binding proposal letter (the “Proposal”) to acquire all outstanding shares of the Issuer that it does not already own for $8.70 in cash per American depositary share (each representing one Class B Ordinary Share of the Company) in a going private transaction (the “Transaction”). If the Transaction is carried out and consummated, the Class B Ordinary Shares will no longer be traded on the Nasdaq Capital Market and the registration of the Class B Ordinary Shares under Section 12 of the Act is expected to be terminated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction unless and until the execution of definitive agreements.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities they held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons in discussion with management, the Board, shareholders of the Issuer and other relevant parties, may encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The disclosures under Items 6 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)       The information relating to the beneficial ownership of Class B Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Note Purchase Agreement and the Note, FutureX is the record owner of 6,153,846 Class B Ordinary Shares (“FutureX Shares”), which represents the number of Class B Ordinary Shares issuable upon conversion of the note at the conversion price of $6.50 per share. Such number of Class B Ordinary Shares represent 20.0% of the Ordinary Shares outstanding based on 30,824,438 Ordinary Shares (including 4,543,461 Class A Ordinary Shares and 26,280,977 Class B Ordinary Shares) outstanding as of February 28, 2018 (exclusive of Class B Ordinary Shares reserved for future issuances under the Company’s equity plans), which number the Company disclosed in the Note Purchase Agreement. As a result of the disclosures under Item 2(c), other Reporting Persons may be deemed beneficially own the FutureX Shares. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b)       Each Reporting Person has shared voting power and shared dispositive power of the Class B Ordinary Shares beneficially owned by such Reporting Person as indicated herein.

(c)       Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Class B Ordinary Shares in the 60 days preceding the date hereof.

(d)       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

CUSIP No. 398132100	13D	Page 9 of 10 Pages

(e)       Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into the Note Purchase Agreement with FutureX on April 30, 2018, relating to the purchase of the Note by FutureX at a purchase price of $40,000,000, subject to the satisfaction of customary closing conditions. The transactions contemplated by the Note Purchase Agreement closed on May 5, 2018, on which date the Note was issued to FutureX. The Note has a term of 18 months and bears an interest of 2.80% per annum, compounded annually. Upon conversion of the Note, accrued interest on the principal amount being converted shall be repaid in cash.

As a condition to the closing of the transactions, the Issuer entered into a registration rights agreement with FutureX (the “Registration Rights Agreement”), as required by Section 2.2 of the Note Purchase Agreement, under which the FutureX has the right to require the Issuer, within 15 months following the issuance of the Note, to file a registration statement with the U.S. Securities and Exchange Commission covering the offer and sale of the Class B Ordinary Shares issued upon conversion of the Note, as well as certain customary piggyback registration rights.

The foregoing description of the Note Purchase Agreement, the Note and the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Note Purchase Agreement, the Note and the Registration Rights Agreement, a copy of which is attached here as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

On May 8, 2018, FutureX Capital submitted the Proposal to the Issuer to acquire all outstanding shares of the Issuer that it does not already own for $8.70 in cash per American depositary share (each representing one Class B Ordinary Share of the Company). According to the Proposal, FutureX Capital intends to fund the consideration payable in the Transaction primarily with equity capital from FutureX Capital and any additional members FutureX Capital accepts into a consortium of buyers, and possibly some debt capital.

The foregoing description of the Proposal does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Proposal, a copy of which is attached here as Exhibit 99.5.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, of the Reporting Persons, dated as of May 15, 2018, among the Reporting Persons (filed herewith).

Exhibit 99.2 – Convertible Note Purchase Agreement dated April 30, 2018 by and between FutureX Innovation SPC and the Issuer.

Exhibit 99.3 – Convertible Note dated May 5, 2018 (filed as Exhibit to the Issuer’s Form 6-K (SEC File No. 001- 37871) dated May 7, 2018 and incorporated herein by reference).

Exhibit 99.4 – Registration Rights Agreement dated May 5, 2018 by and between FutureX Innovation SPC and the Issuer (filed as Exhibit to the Issuer’s Form 6-K (SEC File No. 001-37871) dated May 7, 2018 and incorporated herein by reference).

Exhibit 99.5 – Proposal from FutureX Capital Limited to the Board dated May 8, 2018 (filed as Exhibit to the Issuer’s Form 6-K (SEC File No. 001- 37871) dated May 9, 2018 and incorporated herein by reference).

CUSIP No. 398132100	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 15, 2018

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

By:	/s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

FutureX Capital Limited

By:	/s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

FutureX Asset Management Limited

By:	/s/ RONG Yuqian
Name: RONG Yuqian
Title: Director

/s/ ZHANG Qian
ZHANG Qian

/s/ RONG Yuqian
RONG Yuqian

[Signature Page to Schedule 13D – Gridsum Holding Inc.]